U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
SEC FILE NUMBER
001-31852
NOTIFICATION OF LATE FILING

[X] Form 10-Q

For the Quarterly Period Ended September 30, 2006

Part I Registrant Information

Full Name of Registrant: Tri-Valley Corporation

Address of Principal Executive Office (Street and Number)

4550 California Blvd
Suite 600
Bakersfield, CA 93309

Part II Rules 12b-25(b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

Part III Narrative

      The Report on Form 10-Q for Tri-Valley Corporation, (the Company) for the quarterly period ended September 30, 2006, is due to be filed on November 9, 2006. The Company needs additional time to complete its review of its financial statements because of transactions that occurred near and just after the end of the quarter, in order to file an accurate quarterly report. The Company expects that its Form 10-Q will be filed before November 14, 2006.

Part IV Other Information

(1) Name and telephone number of person to contact in regard to this information.

Arthur M. Evans	(661) 864-0500

      (2)      Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes	[ ] No

      (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes	[ ] No

      We expect to report a loss from operations for the third quarter of 2006 of approximately $2.7 million, compared to a loss of $479 thousand in the third quarter of 2005. This loss is slightly less than the quarterly losses reported in the first two quarters of 2006 of approximately $3.2 million in the quarter ended June 30, 2006, and $3.0 million in the quarter ended March 31, 2006.

      The main reasons for the increased third quarter 2006 loss, compared to Q3 of 2005, are increased costs incurred in connection with refurbishing drilling rigs for our two new drilling subsidiaries in the third quarter of this year, increased general and employee costs associated with new oil and gas operations and increased expenses associated with beginning mining of our industrial minerals property, combined with reduced revenues from oil and gas drilling and development operations in 2006 compared to 2005.

Signatures

Tri-Valley Corporation has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tri-Valley Corporation

Date: November 10, 2006	/s/ Arthur M. Evans
Arthur M. Evans, Chief Financial Officer